March 25, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	John Coleman
Craig Arakawa

Re:	Snow Lake Resources Ltd. Form 20-F for the Fiscal Year Ended June 30, 2023 Filed October 31, 2023 File No. 001-41085

Ladies and Gentlemen:

We hereby submit the response of Snow Lake Resources Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated February 23, 2024, providing the Staff’s comments with respect to the Company’s Form 20-F for the fiscal year ended June 30, 2023 (the “Annual Report”). To update certain information in the Annual Report, the Company is filing Amendment No. 1 to the Annual Report on Form 20-F, with the SEC (the “20-F/A1”). Please note that all references to page numbers in the responses are references to the page numbers in the 20-F/A1 submitted concurrently with the submission of this letter in response to the Staff’s comments.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 4. Information on the Company, page 20

1.

Please update your market overview to reflect current data and to ensure all tables are legible, such as the lithium carbonate and lithium hydroxide charts on page 26. Additionally we note that your business plan envisions producing a spodumene concentrate, therefore the market overview should also include information regarding spodumene concentrate price trends.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 23 - 31 to update our market overview section to reflect current data. We have ensured all tables are legible. We have also amended the disclosure on pages 30 - 31 to include information regarding spodumene concentrate (6% Li2O) price trends.

2.

We note your disclosure on page 37 that presents certain highlights of your initial assessment. If providing an economic analysis in an initial assessment, inferred resources may be included in the economic analysis, provided the information under Item 1302(d)(4)(ii) of Regulation S-K is also provided. This is required disclosure in the initial assessment that forms part of the economic analysis, and therefore should accompany the economic results in other disclosures, such as your 20-F filing.

The information required includes a statement that the assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized; the percentage of mineral resources used in the cash flow analysis that are classified as inferred should be disclosed; and the results of the economic analysis without inferred resources should be disclosed.

The information required under Item 1302(d)(4)(ii) of Regulation S-K should be provided with equal prominence to the rest of the results, in context and format. Please revise to include this information.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges Item 1302(d)(4)(ii) of Regulation S-K related to the disclosure of mineral resource estimates and the results of the economic assessment with inferred mineral resources, while showing with equal prominence the mineral resource estimates and the results of the economic assessment without inferred mineral resources.

The 20-F/A1 has been updated and an economic assessment has been added on pages 34, 35, and 55 - 61. Please also see the relevant information from the 20-F/A replicated below for your convenience.

The economic assessment and the results disclosed are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

The key economic results are shown in Table 1 and Table 2 below:

Table 1: Pre-Tax Key Economic Results for All Mineral Resource Estimate and for Measured and Indicated Resources only.

Pre-Tax Economic Results
All Mineral Resources (With Inferred Resources)		Measured and Indicated Resources (Without Inferred Resources)
Net Present Value	$1.76 Billion	Net Present Value	$1.52 Billion
Internal Rate of Return	208%	Internal Rate of Return	175%
Payback Period	14 Months	Payback Period	15 Months

Table 2: Post-Tax Key Economic Results for All Mineral Resource Estimate and for Measured and Indicated Resources only.

Post-Tax Economic Results
All Mineral Resources (With Inferred Resources)		Measured and Indicated Resources (Without Inferred Resources)
Net Present Value	$1.19 Billion	Net Present Value	$1.03 Billion
Internal Rate of Return	170%	Internal Rate of Return	143%
Payback Period	14 Months	Payback Period	15 Months

The inferred mineral resources used in the cash flow analysis represent 12.6% of all mineral resources.

3.

We note your disclosure on page 40 that includes a 6% lithium dioxide concentrate price of $600 per tonne, that is associated with your mineral resource and mineral resource cutoff grade. This price appears to be different than the $3500 per tonne price that is included in your technical report summary. Please explain why these prices are different and revise your disclosure as necessary to present consistent pricing.

In your response please tell us how you determined this price to be a reasonable and justifiable price, as required by Item 1304(d)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges the error made in disclosing an incorrect pricing of $600 per tonne for spodumene at 6% Li2O. The updated 20-F/A1 discloses a consistent price for spodumene at 6% Li2O of $3,500 per tonne on pages 35 – 36, and 55.

Other values in the table disclosed in the 20-F/A1, including unit mining cost, extraction recovery, unit processing cost, and unit haulage costs have been updated on pages 35 – 36, and 55 to reflect the correct values used in the economic assessment.

4.	Please include the point of reference with respect to your mineral resources as required by Item 1304(d)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 35 and 36 in response to the Staff’s comment.

Please find below mineral resource estimates for open pit and underground shown in Tables 3 and 4, in accordance with Item 1304(d)(1) of Regulation S-K, for the 20-F/A1 based on spodumene concentrate price of $3500/tonne.

Table 3: Snow Lake Lithium - Summary of Li2O Underground Mineral Resource at The End of The Fiscal Year Ended June 30, 2023 Based on $3,500/ tonne for 6% Li2O

	Resources
	Amount (Tonnes)	Grade (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery
Measured Mineral Resources	664,540	1.15	0.3	77%
Indicated Mineral Resources	6,275,985	1.11	0.3	77%
Measured + Indicated Mineral Resources	6,940,525	1.13	0.3	77%
Inferred Mineral Resources	774,657	1.03	0.3	77%

Table 4:Snow Lake Lithium - Summary of Li1O Open Pit Mineral Resource at the End of the Fiscal Year Ended June 30, 2023 Based On $3,500 For 6% Li2O

	Resources
	Amount (Tonnes)	Grade (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery
Measured Mineral Resources	84,092	0.98	0.05	91%
Indicated Mineral Resources	284,021	1.03	0.05	91%
Measured + Indicated Mineral Resources	368,113	1.01	0.05	91%
Inferred Mineral Resources	232,462	0.87	0.05	91%

Please note that the underground and open pit resources are additional with respect to each other, the near-surface parts of Grass River lithium pegmatite dykes are conceptualized as being mined with open pit method; mining then continuing with underground methods to depth.

The price of $3,500/tonne for spodumene at 6% Li2O used in this assessment is considered reasonable and justifiable, since it lies 20% below the Benchmark Mineral Intelligence real pricing (Australia FOB) reported for Quarter 2 2023, and 40% below the real pricing (Australia FOB) reported for Quarter 1 2023 in the disclosed market study.

5.

Please revise to compare your mineral resources as of the end of the last fiscal year with the mineral resources as of the end of the preceding fiscal year, as required by Item 1304(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. An assessment has been conducted to compare and comment on the mineral resource estimates for the fiscal years 2022 and 2023 in accordance with item 1304(e) of Regulation S-K. The information is presented below and has been added to the 20-F/A1 on page 37.

Table 5 shows the comparison between resources disclosed at the end of the 2022 fiscal year and at the end of the 2023 fiscal year. Mineral resources have decreased by 17% between 2022 and 2023. It is worth noting that the 2023 resources include open pit material that was not part of the 2022 resource estimate. Additionally, the 2023 mineral resources now include measured classified resources, and the resource estimation method has been updated to optimize and better represent the actual resources within the mineralized blocks and the grade shell was strictly controlled by lithium cut-off grades defining the mineralized intercepts.

Table 5:Mineral Resource Comparison Between 2022 Fiscal Year and 2023 Fiscal Year

	2022 Fiscal Year			2023 fiscal year
	Amount (tonnes)	Grade (% Li2O)	Contained Li2O	Amount (tonnes)	Grade (% Li2O)	Contained Li2O	% Change in contained Li2O
Measured Mineral Resources	-	-	-	748,632	1.13	8,473	100%
Indicated Mineral Resources	9,082,600	1.00	90,826	6,560,006	1.11	72,417	-20%
Inferred Mineral Resources	1,967,900	0.98	19,285	1,007,119	0.99	10,006	-48%
						Overall Resource Change	-17%

Despite the change in lithium price between 2022 and 2023, the cut-off grades used for underground mining of 0.3% Li2O is kept the same as it was deemed to be a very conservative estimate. Factors leading to changes between 2022 and 2023 lithium resources:

•Based on additional drilling between fiscal year end of 2022 and 2023, Grass River pegmatite dykes were added to the resource estimation for the 2023 fiscal year. The prior estimate was based solely on the Thompson Brothers pegmatite dyke.

•Grass River mine plan in 2023 includes near-surface open pits, with underground mining to depth as the conceptual mining method.

• Infill drilling conducted between the two fiscal years allowed for drill spacing of sufficient density to now classify a portion of the 2023 resource estimation as Measured Mineral Resource.

Despite the incorporation of additional drill holes into the 2023 resource model, there is a significant reduction of estimated total lithium content between fiscal year 2022 and 2023. A review of estimation methodologies indicates the 2022 resource estimation appears to have been based on looser geological modelling bounds.

The 2023 resource estimate was made utilizing a more precise (most notably, narrower) interpretation of the true width of the ore body; geologic modelling in Leapfrog Geo included generation of grade shells respecting mineralized intercepts (based on composited drill core sampling lithium analysis) with cut-off grade of 0.3% for underground and 0.05% for open pit. Utilizing Leapfrog Edge software, Ordinary Kriging, with dynamic anisotropy settings was used for resource estimation; a reduced block size was utilized to prevent overestimation of high-grade blocks in areas lacking adequate data support. Implicit modeling was applied to optimize the fit of the deposit's morphology.

In conclusion, it is notable that, although there has been a decrease in the contained Li2O, the 2023 resource estimate is a conservative resource model, aligning with industry best practices, providing a robust foundation for future project evaluations and development planning.

6.	We note that you have used a cut-off grade of 0.3% lithium dioxide for resource reporting. Please provide us with the equation for your cut-off grade and tell us how the 0.3% cut-off was calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 36 and 37 in response to the Staff’s comment.

The calculations for the cut-off grade for the open pit mineral resources and the cut-off grade for the underground mineral resources along with the unit operating costs and recoveries used are shown below:

Open pit cut-off grade calculation:

Price of 6% Li2O: $3,500 per tonne

Mining cost: $4.85 per tonne mined

Processing Cost: $10.44 per tonne mined ($15.82 per tonne milled)

Sorting Cost: $1.50 per tonne mined

G&A Cost: $0.99 per tonne mined ($1.50 per tonne milled)

Transportation Cost: $1.50 per tonne mined ($15 per tonne of product transported)

Sorter Recovery: 83%

Processing Recovery for Open pit material: 91%

Underground cut-off grade calculation:

Price of 6% Li2O: $3,500 per tonne

Mining cost: $33.46 per tonne mined

Processing Cost: $10.44 per tonne mined ($15.82 per tonne milled)

Sorting Cost: $1.50 per tonne mined

G&A Cost: $0.99 per tonne mined ($1.50 per tonne milled)

Transportation Cost: $1.50 per tonne mined ($15 per tonne of product transported)

Sorter Recovery: 83%

Processing Recovery for underground material: 77%

A conservative cut-off grade of 0.05% Li2O was chosen for open pit mining and 0.3% Li2O for underground mining. These numbers were chosen to ensure that there is sufficient consideration for the inherent risks of mining and the costs associated. A higher cut-off grade decreases the risks due to uncertain market conditions and fluctuating commodity prices. This also results in less waste being produced and a lower environmental footprint meaning that the mine can meet regulatory requirements easily and more effectively.

7.

In a separate section, please revise to include the information required by Item 1305 of Regulation S-K with respect to your internal controls related to exploration and mineral resource and reserve estimation, or tell us where this information is located in your filing.

Response: The Company respectfully acknowledges the Staff’s comment and the importance of disclosing the internal control related to exploration and mineral resource estimation efforts, in the form of Quality Control and Quality Assurance (QA/QC). The 20-F/A1 has been amended to include the QA/QC section on pages 39 - 54.

Item 19. Exhibits

96.1, page 101

8.

Please revise to include your entire life-of-mine discounted cash flow analysis, including your production schedule, revenues, mining and processing costs, royalties, and taxes, to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K. This should be included for the inferred and non-inferred resource case. In addition, please tell us if transportation costs have been included in the cash flow analysis.

Response: The Company respectfully acknowledges the Staff’s comment and the disclosure requirements stated in Item 601(b)(iii)(96)(B)(19) of Regulation S-K and has updated the 20-F/A1 on pages 55 - 61 to include production schedule, annual cash flows, key economic results, and sensitivity analysis shown in equal prominence for all mineral resources and for measured and indicated only (without inferred resources).

Please note that the economic assessment and the results disclosed are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

All mineral resources (with inferred mineral resources)

Table 6: Production Schedule and Cash Flow for All Mineral Resources

Description	Unit	Total					Year
			0	1	2	3	4	5	6	7	8	9
Production Schedule
Ore Mined (with Dilution)	tonne	9,776,271		624,038	932,074	1,352,585	1,361,634	1,326,821	1,282,814	1,237,191	1,248,537	410,579
Waste Mined		3,379,805	289,270	2,997,320	260,187	22,490	22,640	22,061	21,330	20,571	13,206	-
Lithium Mined	tonne	82,045		5,655	7,391	10,430	10,315	11,054	10,440	12,558	11,663	2,538
Average Mined Grade		0.008392		0.009062	0.007930	0.007711	0.007575	0.008331	0.008139	0.010150	0.009341	0.006183
Average Mined grade	% Li2O	0.84%		0.91%	0.79%	0.77%	0.76%	0.83%	0.81%	1.02%	0.93%	0.62%
Mill Feed tonnage	tonne	6,470,443			791,114	912,370	912,464	912,424	912,421	912,438	912,500	204,712
Mill Feed contained Lithium	tonne	67,694			7,574	8,907	8,784	9,524	9,144	11,242	10,382	2,138
Average Mill feed grade		0.01046			0.00957	0.00976	0.00963	0.01044	0.01002	0.01232	0.01138	0.01044
Average Mill feed grade	% Li2O	1.05%			0.96%	0.98%	0.96%	1.04%	1.00%	1.23%	1.14%	1.04%
Sorter Mass Pull to Product	%	66%			64%	67%	67%	69%	71%	74%	73%	50%
Li2O Sorter Recovery	%	84%			85%	85%	85%	86%	88%	90%	89%	84%
overall mill recovery	%	80%		81%	91%	77%	77%	77%	77%	77%	82%	91%
Lithium Mass (mill Product)	tonne	53,955			6,854	6,858	6,764	7,333	7,041	8,656	8,513	1,934
Overall Recovery		66%
1.3% Saleable Product Mass	tonne	312,863		312,863
6% Saleable Product Mass	tonne	899,248			114,240	114,306	112,728	122,225	117,348	144,275	141,886	32,241
Revenue and Royalty
Revenue		$3,305,051,903		157,682,700	399,841,398	400,071,107	394,548,000	427,786,333	410,718,000	504,962,128	496,599,351	112,842,886
Revenue	Million $	3,305		157.7	399.8	400.1	394.5	427.8	410.7	505.0	496.6
1% Royalty		$33,050,519		1,576,827.00	3,998,413.98	4,000,711.07	3,945,480.00	4,277,863.33	4,107,180.00	5,049,621.28	4,965,993.51	1,128,428.86
Post-Royalty Revenue		$3,272,001,384		156,105,873	395,842,984	396,070,396	390,602,520	423,508,470	406,610,820	499,912,506	491,633,357	111,714,457
Post-Royalty Revenue	M$	3,272		156	396	396	391	424	407	500	492	112
CAPEX
Underground Development		$18,746,400	18,746,400
Mill + Infrastructure		$42,201,000		42,201,000
Powerline + Substation		18,420,000		18,420,000
Mining Equipment		$32,198,230	17,083,830	15,114,400
Ore Sorters		$7,150,000		7,150,000
Bridge Construction		$15,500,000	12,400,000	3,100,000
Road Construction		800,000	800,000
Royalty CAPEX		1,000,000	1,000,000
Reclamation		$10,000,000										10,000,000
Total CAPEX		$146,015,630	50,030,230	85,985,400								10,000,000
Total CAPEX	M$	146	50	86								10
Unit OPEX
Mine	$/t mined			4.85	33.46	33.46	33.46	33.46	33.46	33.46	33.46	33.46
Sorting + Crushing	$/t mined				1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
1st DMS	$/t milled				3.95	3.95	3.95	3.95	3.95	3.95	3.95	3.95
2nd DMS _mag separation	$/t milled				5.10	5.10	5.10	5.10	5.10	5.10	5.10	5.10
Ball Mill Grinding	$/t milled				3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
Mica Flotation	$/t milled				15.25	15.25	15.25	15.25	15.25	15.25	15.25	15.25
Spodumene Flotation	$/t milled				19.25	19.25	19.25	19.25	19.25	19.25	19.25	19.25
Tailings cost	$/t milled				2.50	2.50	2.50	2.50	2.50	2.50	2.50	2.50
Transportation DSO	$/t			100.00
Transportation of 6% Li2O	$/t				15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Stockpiling Open pit	$/t mined				0.20
G&A	$/t			0.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50

Description	Unit	Total	Year
			0	1	2	3	4	5	6	7	8	9
OPEX
Underground Development		$119,543,240		21,899,500	29,017,664	10,558,471	10,629,104	10,357,348	10,013,826	9,657,684	12,088,132	5,321,511
Mine		$322,165,276		15,931,543	31,187,188	45,257,502	45,560,261	44,395,414	42,922,952	41,396,398	41,776,048	13,737,969
Sorting + Crushing		$13,728,350			1,398,111	2,028,878	2,042,450	1,990,231	1,924,221	1,855,786	1,872,806	615,868
1st DMS		$22,644,609			2,768,663	3,193,020	3,193,350	3,193,210	3,193,200	3,193,258	3,193,477	716,430
2nd DMS +mag separation		$12,077,729			1,476,694	1,703,029	1,703,205	1,703,131	1,703,125	1,703,156	1,703,273	382,115
Ball Mill Grinding		$5,163,413			631,309	728,071	728,146	728,114	728,112	728,125	728,175	163,360
Mica Flotation		$22,497,730			2,750,705	3,172,309	3,172,637	3,172,498	3,172,488	3,172,546	3,172,763	711,783
Spodumene Flotation		$26,057,121			3,185,897	3,674,204	3,674,584	3,674,423	3,674,411	3,674,478	3,674,730	824,395
Tailings cost		$13,927,986			1,692,185	1,995,159	1,999,340	1,975,498	1,987,683	1,920,407	1,926,537	431,178
Transportation DSO		$31,286,250		31,286,250
Transportation of 6% Li2O		$13,488,725			1,713,606	1,714,590	1,690,920	1,833,370	1,760,220	2,164,123	2,128,283	483,612
Stockpiling Open Pit		$62,235			62,235
G&A		$10,017,683		312,019	1,186,672	1,368,554	1,368,696	1,368,636	1,368,632	1,368,657	1,368,750	307,068
Total OPEX		$612,660,347		69,429,312	77,070,928	75,393,788	75,762,694	74,391,873	72,448,868	70,834,619	73,632,974	23,695,291
Total OPEX	Million $	613	0	69	77	75	76	74	72	71	74	24
Pre-Tax Cash Flow
Net Cash Flow		$2,513,325,407	-50,030,230	691,161	318,772,056	320,676,608	314,839,826	349,116,597	334,161,952	429,077,888	418,000,383	78,019,166
Cumulative Cash Flow			$-50,030,230	-49,339,069	269,432,988	590,109,596	904,949,421	1,254,066,018	1,588,227,970	2,017,305,858	2,435,306,241	2,513,325,407
Net Cash Flow	Million $	2,513	-50	1	319	321	315	349	334	429	418	78
Cumulative Cash flow	Million $		-50	-49	269	590	905	1,254	1,588	2,017	2,435	2,513
NPV Discount rate	%	7
Pre-Tax Key Economic Results
Pre-Tax NPV		$1,755,507,961
Pre-Tax IRR	%	208
Payback Period	Months	13.9
Post-Tax Cash Flow
Federal Taxes 15%		376,998,811			40,414,948	48,101,491	47,225,974	52,367,490	50,124,293	64,361,683	62,700,057	11,702,875
Provincial Taxes 17%		425,704,936			45,803,608	54,515,023	53,522,770	59,349,821	56,807,532	72,943,241	71,060,065	11,702,875
Total Taxes		$802,703,747			86,218,556	102,616,515	100,748,744	111,717,311	106,931,825	137,304,924	133,760,122	23,405,750
Post-Tax Net Cash Flow		$1,710,621,659	-50,030,230	691,161	232,553,500	218,060,094	214,091,081	237,399,286	227,230,127	291,772,964	284,240,260	54,613,416
Cumulative Cash Flow			$-50,030,230	-49,339,069	183,214,432	401,274,525	615,365,607	852,764,893	1,079,995,020	1,371,767,983	1,656,008,244	1,710,621,660
Net Cash Flow	Million $	1,711	-50	1	233	218	214	237	227	292	284	55
Post-Tax Key Economic Results
Post-Tax NPV		$1,192,581,476
Post-Tax IRR	%	170
Payback Period	Months	13.9

Measured and Indicated (no inferred mineral resources)

Table 7: Production Schedule and Cash Flow for Measured and Indicated Mineral Resources (No Inferred Resources)

Description	Unit	Total					Year
			0	1	2	3	4	5	6	7	8	9
Production Schedule
Ore Mined (with Dilution)	tonne	8,580,015		556,875	733,450	1,104,750	1,319,650	1,011,160	1,221,790	1,237,100	1,124,020	271,220
Waste Mined		2,660,817		2,660,817
Lithium Mined	tonne	82,045		5,655	7,391	10,430	10,315	11,054	10,440	12,558	11,663	2,538
Average Mined Grade		0.009562		0.010155	0.010077	0.009441	0.007816	0.010932	0.008545	0.010151	0.010376	0.009359
Average Mined grade	% Li2O	0.96%		1.02%	1.01%	0.94%	0.78%	1.09%	0.85%	1.02%	1.04%	0.94%
Mill Feed tonnage	tonne	5,703,446			640,457	745,195	884,330	695,352	869,017	912,371	821,496	135,229
Mill Feed contained Lithium	tonne	59,995			6,095	7,216	8,533	7,228	8,758	11,244	9,489	1,431
Average Mill feed grade		0.01052			0.00952	0.00968	0.00965	0.01040	0.01008	0.01232	0.01155	0.01059
Average Mill feed grade	% Li2O	1.05%			0.95%	0.97%	0.96%	1.04%	1.01%	1.23%	1.16%	1.06%
Sorter Mass Pull to Product	%	66%			64%	67%	67%	69%	71%	74%	73%	50%
Li2O Sorter Recovery	%	84%			85%	85%	85%	86%	88%	90%	89%	84%
overall mill recovery	%	80%			91%	77%	77%	77%	77%	77%	82%	91%
Lithium Mass (mill Product)	t	47,687			5,516	5,556	6,570	5,566	6,744	8,658	7,781	1,295
Overall Recovery		66%
1.3% Saleable Product Mass	tonne	312,863		312,863
6% Saleable Product Mass	tonne	794,784			91,932	92,603	109,505	92,766	112,398	144,302	129,687	21,592
Revenue and Royalty
Revenue		$2,924,798,145		143,054,100	321,761,548	324,109,735	383,267,591	324,679,653	393,394,644	505,056,859	453,903,512	75,570,503
Revenue	Million $	2,925		143	322	324	383	325	393	505	454	76
1% Royalty		$29,247,981		1,430,541.00	3,217,615.48	3,241,097.35	3,832,675.91	3,246,796.53	3,933,946.44	5,050,568.59	4,539,035.12	755,705.03
Post-Royalty Revenue		$2,895,550,164		141,623,559	318,543,933	320,868,638	379,434,915	321,432,856	389,460,697	500,006,291	449,364,476	74,814,798
Post-Royalty Revenue	Million $	2,896		142	319	321	379	321	389	500	449	75
CAPEX
Underground Development		$18,746,400	18,746,400
Mill + Infrastructure		$42,201,000		42,201,000
Powerline + Substation		18,420,000		18,420,000
Mining Equipment		$32,198,230	17,083,830	15,114,400
Ore Sorters		$7,150,000		7,150,000
Bridge Construction		$15,500,000	12,400,000	3,100,000
Road Construction		800,000	800,000
Royalty CAPEX		1,000,000	1,000,000
Reclamation		$10,000,000										10,000,000
Total CAPEX		$146,015,630	50,030,230	85,985,400	0	0	0	0	0	0	0	10,000,000
Total CAPEX	M$	146	50	86	0	0	0	0	0	0	0	10
Unit OPEX
Mine	$/t mined			4.85	33.46	33.46	33.46	33.46	33.46	33.46	33.46	33.46
Sorting + Crushing	$/t mined				1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
1st DMS	$/t milled				3.95	3.95	3.95	3.95	3.95	3.95	3.95	3.95
2nd DMS _mag separation	$/t milled				5.10	5.10	5.10	5.10	5.10	5.10	5.10	5.10
Ball Mill Grinding	$/t milled				3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
Mica Flotation	$/t milled				15.25	15.25	15.25	15.25	15.25	15.25	15.25	15.25
Spodumene Flotation	$/t milled				19.25	19.25	19.25	19.25	19.25	19.25	19.25	19.25
Tailings cost	$/t milled				2.50	2.50	2.50	2.50	2.50	2.50	2.50	2.50
Transportation DSO	$/t			100.00
Transportation of 6% Li2O	$/t				15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Stockpiling Open pit	$/t mined				0.20
G&A	$/t			0.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50

Description	Unit	Total	Year
			0	1	2	3	4	5	6	7	8	9
OPEX
Underground Development		$119,543,240		21,899,500	29,017,664	10,558,471	10,629,104	10,357,348	10,013,826	9,657,684	12,088,132	5,321,511
Mine		$284,385,807		15,931,543	24,541,237	36,964,935	44,155,489	33,833,414	40,881,093	41,393,366	37,609,709	9,075,021
Sorting + Crushing		$12,034,710			1,100,175	1,657,125	1,979,475	1,516,740	1,832,685	1,855,650	1,686,030	406,830
1st DMS		$19,960,349			2,241,406	2,607,960	3,094,889	2,433,522	3,041,298	3,193,024	2,874,991	473,259
2nd DMS +mag separation		$10,646,052			1,195,476	1,390,982	1,650,690	1,297,943	1,622,107	1,703,031	1,533,405	252,418
Ball Mill Grinding		$4,551,350			511,084	594,666	705,695	554,891	693,475	728,072	655,554	107,912
Mica Flotation		$19,830,881			2,226,867	2,591,044	3,074,815	2,417,737	3,021,572	3,172,313	2,856,343	470,190
Spodumene Flotation		$22,968,346			2,579,182	3,000,977	3,561,284	2,800,250	3,499,618	3,674,209	3,308,248	544,579
Tailings cost		$12,271,654			1,371,312	1,631,482	1,937,062	1,506,465	1,891,546	1,920,172	1,729,524	284,092
Transportation DSO		$28,383,750		28,383,750
Transportation of 6% Li2O		$11,921,760			1,378,978	1,389,042	1,642,575	1,391,484	1,685,977	2,164,529	1,945,301	323,874
Stockpiling Open Pit		$54,608			54,608
G&A		$8,833,606		278,438	960,685	1,117,793	1,326,495	1,043,027	1,303,525	1,368,556	1,232,244	202,843
Total OPEX		$555,386,112		66,493,230	67,178,674	63,504,477	73,757,572	59,152,820	69,486,722	70,830,608	67,519,481	17,462,528
Total OPEX	Million $	555		66	67	64	74	59	69	71	68	17
Pre-Tax Cash Flow
Net Cash Flow		$2,194,148,421	-50,030,230	-10,855,071	251,365,259	257,364,161	305,677,343	262,280,036	319,973,975	429,175,683	381,844,996	47,352,270
Cumulative Cash Flow			$-50,030,230	-60,885,301	190,479,958	447,844,119	753,521,462	1,015,801,498	1,335,775,473	1,764,951,156	2,146,796,151	2,194,148,421
Net Cash Flow	Million $	2,194	-50	-11	251	257	306	262	320	429	382	47
Cumulative Cash flow	Million $		-50	-61	190	448	754	1,016	1,336	1,765	2,147	2,194
NPV Discount rate	%	7
Pre-Tax Key Economic Results
Pre-Tax NPV		$1,518,139,613
Pre-Tax IRR	%	175
Payback Period	Months	14.9
Post-Tax Cash Flow
Federal Taxes 15%		329,122,263			28,571,994	38,604,624	45,851,601	39,342,005	47,996,096	64,376,352	57,276,749	7,102,840
Provincial Taxes 17%		372,058,186			32,381,593	43,751,907	51,965,148	44,587,606	54,395,576	72,959,866	64,913,649	7,102,840
Total Taxes		$701,180,449			60,953,586	82,356,532	97,816,750	83,929,611	102,391,672	137,336,218	122,190,399	14,205,681
Post-Tax Net Cash Flow		$1,492,967,972	-50,030,230	-10,855,071	190,411,673	175,007,630	207,860,593	178,350,424	217,582,303	291,839,464	259,654,597	33,146,589
Cumulative Cash Flow			$-50,030,230	-60,885,301	129,526,371	304,534,001	512,394,594	690,745,018	908,327,322	1,200,166,786	1,459,821,383	1,492,967,972
Net Cash Flow	Million $	1,493	-50	-11	190	175	208	178	218	292	260	33
Post-Tax Key Economic Results
Post-Tax NPV		$1,030,611,483
Post-Tax IRR	%	143
Payback Period	Months	14.9

Spodumene Price
CAPEX
OPEX
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
NPV (Million USD)
-30%
-15%
0
15%
30%
Parameter Variation

Figure 3: Sensitivity Analysis of Pre-Tax NPV for Measured and Indicated Mineral Resources (Spider Chart)

U.S. Securities and Exchange Commission March 25, 2024

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Frank Wheatley, Chief Executive Officer Snow Lake Resources Ltd.